2 February 2007


                                 CORUS GROUP plc


       SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification on 1 February 2007 from Citigroup on behalf of Standard Life Investments, in accordance with Part VI of the Companies Act 1985 (as amended), that on 31 January 2007, Standard Life Investments disposed of 41,933,024 shares on behalf of Standard Life Group. This decreased the total held as a material interest to 191,391 shares being below 3% of Corus Group plc's issued capital.


   Total No. of shares held                    Registered Name
   ------------------------                    -------------------
            200,400                            Vidacos Nominees

END